FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 25, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

Brasilagro Companhia Brasileira de Propriedades Agrícolas

September 30, 2013

with Independent Auditor’s Review Report

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Quarterly Information

September 30, 2013

Contents

Independent auditor’s review report on quarterly information	2

Quarterly Information reviewed

Balance sheets	5
Statement of operations	7
Statement of comprehensive income	8
Statement of changes in equity	9
Statement of cash flows	10
Statement of value-added	11
Notes to the quarterly information	12

(A free translation of the original in Portuguese)

REVIEW REPORT OF QUARTERLY INFORMATION

To the Shareholders’, Board Members and Management

Brasilagro Companhia Brasileira de Propriedades Agrícolas

São Paulo, SP

Introduction

We have performed a review of the interim individual and consolidated information of Brasilagro Companhia Brasileira de Propriedades Agrícolas,  contained in the quarterly information (ITR) for the quarter ended September 30, 2013, comprising the balance sheet at September 30, 2013 and respective statements of income, of comprehensive income, of changes in shareholders’ equity and cash flows for the three-month period then ended, including the summary of main accounting policies and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21 – Interim Financial Statements, and the interim consolidated financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim information (NBC TR 2410 – Review of Interim Information performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim individual information

Based on our review, we are not aware of any fact that makes us to believe that the interim individual financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion on the interim consolidated information

Based on our review, we are not aware of any fact that makes us believe that the interim consolidated financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 and IAS 34, applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Interim value added information

We have also reviewed the interim individual and consolidated value added information (DVA) for the three-month period ended September 30, 2013, prepared under the management’s responsibility, which presentation in the interim information is required by the rules issued by CVM applicable to the preparation of quarterly information and considered additional information by the IFRS, which do not require the presentation of the Statement of Value Added. These statements were submitted to the same previously described review procedures and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated accounting information taken as a whole.

São Paulo, November 6, 2013

ERNST & YOUNG

Auditores Independentes S.S.

CRC 2SP015199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP215856/O-5

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Balance Sheets

(In thousands of reais)

		Company		Consolidated
Assets	Note	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Current
Cash and cash equivalents	6	44,654	28,756	111,007	75,694
Marketable securities	6	44,637	27,124	11,025	9,244
Trade accounts receivable	8	15,216	85,852	42,379	131,102
Inventories	10	42,103	21,617	60,197	28,805
Biological assets	11	7,450	1,201	9,032	1,201
Recoverable taxes	9	4,705	4,614	8,211	7,655
Derivatives financial instruments	5.b.and 7	13,664	818	24,808	17,081
Receivables from related parties	32	3,334	13,864	588	347
Other receivables		2,194	409	3,693	430
		177,957	184,255	270,940	271,559
Noncurrent assets
Biological assets	11	27,507	36,656	27,508	36,656
Restricted marketable securities	12	1,899	1,860	16,911	17,988
Recoverable taxes	9	27,041	25,453	27,325	25,736
Deferred taxes	21	14,070	13,803	25,607	25,216
Derivatives financial instruments	5.b. and 7	-	1,714	-	1,714
Trade accounts receivable	8	630	830	29,512	33,729
Investment properties	13	84,458	83,517	341,775	339,108
Other receivables		2,377	1,634	2,377	1,633
Investments	14	342,442	336,833	70	70
Property, plant and equipment Equipment	16	14,152	14,265	14,808	14,851
Intangible assets	15	2,382	2,570	2,382	2,570

		516,958	519,135	488,275	499,271

Total assets		694,915	703,390	759,215	770,830

		Company		Consolidated
Liabilities	Note	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Current
Trade accounts payable	18	6,958	6,625	8,011	7,777
Loans and financing	19	27,195	28,916	45,466	44,929
Labor obligations		6,203	8,480	6,490	8,752
Taxes payable	20	1,203	666	1,853	2,306
Dividends payable		1,963	1,963	1,963	1,963
Dividends payable	5.b and 7	400	1,102	2,613	2,860
Payables for purchase of farms	17	17,987	17,646	44,495	43,650
Payable to related parties	32	11,975	11,467	186	183
Advances from customers		2,260	1,747	2,698	2,124
		76,144	78,612	113,775	114,544
Noncurrent liabilities
Loans and financing	19	31,094	32,446	51,311	56,924
Taxes payable	20	-	-	5,812	5,812
Derivatives financial instruments	5.b and 7	-	632	-	1,140
Provision for legal claims	30	4,391	4,715	4,480	4,802
Other liabilities		-	-	551	623
		35,485	37,793	62,154	69,301
Total liabilities		111,629	116,405	175,929	183,845
Equity
Attributed to controlling shareholders
Share capital	22	584,224	584,224	584,224	584,224
Capital reserve		3,695	3,385	3,695	3,385
Treasury shares	22	(940)		(940)
Income reserve		2,374	2,374	2,374	2,374
Dividends proposed	22	3,922	3,922	3,922	3,922
Other comphrensive loss		(6,920)	(6,920)	(6,920)	(6,920)
Accumulated losses		(3,069)	-	(3,069)	-

Total equity		583,286	586,985	583,286	586,985

Total liabilities and equity		694,915	703,390	759,215	770,830

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Three-month periods ended September 30

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Company		Consolidated
	Note	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Net revenue	24	35,848	37,836	39,244	39,004
Change in fair value of biological assets and agricultural products	11	(422)	2,945	1,190	9,802
(Impairment) Reversal of impairment of net realizable value of agriculture products after harvest		(11)	392	(15)	590
Cost of sales	25	(35,039)	(36,388)	(37,688)	(37,552)

Gross profit		376	4,785	2,731	11,844

Selling expenses	25	(978)	(1,782)	(1,966)	(1,994)
General and administrative	25	(6,349)	(5,794)	(6,631)	(6,672)
Other operating income (expenses)		(321)	176	(445)	43
Equity pickup	14.a	(991)	7,011	-	-

Operating profit (loss)		(8,263)	4,396	(6,311)	3,221

Financial income (expenses), net
Financial income	27	7,384	1,118	8,161	4,270
Financial expenses	27	(2,457)	(11,407)	(5,493)	(12,260)

Loss before income and social contribution taxes		(3,336)	(5,893)	(3,643)	(4,769)

Income and social contribution taxes	28	267	3,213	574	2,089

Net loss for the year		(3,069)	(2,680)	(3,069)	(2,680)

Basic loss per share – reais	29			(0.05)	(0.05)
Diluted loss per share – reais	29			(0.05)	(0.05)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income

Three-month periods ended September 30

(Amounts in thousands of Brazilian reais, except as stated otherwise)

	Company		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Net loss for the period	(3,069)	(2,680)	(3,069)	(2,680)

Comprehensive loss	(3,069)	(2,680)	(3,069)	(2,680)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of Changes in Equity

Three-month periods ended September 30

(Amounts in thousands of Brazilian reais, except as stated otherwise)

			Attributable to controlling shareholders
			Capital reserve	Income reserve
	Note	Share capital	Options granted	Legal reserve	Reserve for Investment and expansion	Dividends proposed	Other comphrensive loss	Accumulated losses	Company	Non controlling shareholders	Consolidated
At June 30, 2012		584,224	2,134	-	-	-	(6,920)	(20,470)	558,968	-	558,968

Loss for the year		-	-	-	-	-	-	(2,680)	(2,680)	-	(2,680)
Share- based compensation	26	-	210	-	-	-	-	-	210	-	210
At September 30, 2012		584,224	2,344	-	-	-	(6,920)	(23,150)	556,498	-	556,498

				Attributable to controlling shareholders
				Capital reserve	Income reserve
	Note	Share capital	Treasury shares	Options granted	Legal reserve	Reserve for Investment and expansion	Dividends proposed	Other comphrensive loss	Accumulated losses	Company	Non controlling shareholders	Consolidated
At June 30, 2013		584,224	-	3,385	413	1,961	3,922	(6,920)	-	586,985	-	586,985

Loss for the year		-	-	-	-	-	-	-	(3,069)	(3,069)	-	(3,069)
Share-based compensation	26	-	-	310	-	-	-	-	-	310	-	310
Treasury shares acquired	22	-	(940)	-	-	-	-	-	-	(940)	-	(940)
At September 30, 2013		584,224	(940)	3,695	413	1,961	3,922	(6,920)	(3,069)	583,286	-	583,286

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flows

Three-month periods ended September 30

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Company		Consolidated
	Notes	2013	2012	2013	2012
CASHFLOWS FROMOPERATINGACTIVITIES
Net income(loss) for the year		(3.069)	(2.680)	(3.069)	(2.680)
Adjustments to reconcile net income (loss)
Depreciation and amortization	25	6.596	6.542	7.180	6.722
Share based compensation plan	26	311	210	311	210
Residual value of property, plant and equipment	16	31	74	32	208
Residual value of property, plant and equipment sold	13	-	-	-	83
Equity pick up	14	991	(7.011)	-	-
Unrealized (gain) loss on derivatives	27	(5.262)	(8.542)	(3.072)	(8.902)
Unrealized foreign exchange and monetary variation and
financial charges		1.116	1.802	3.251	2.575
(Gain) remeasurement of receivables from sale of farms	27	(222)	-	(312)	(2.154)
Deferred income tax and social contribution	28	(267)	(3.213)	(391)	(3.190)
(Gains) losses arising from changes in fair value of biological	11
assets and agricultural products		421	(2.945)	(1.190)	(9.802)
Impairment of realizable value of agriculture produce after harvest		11	(392)	15	(590)
Allow ance for doubtful accounts	8	618	422	519	422
Provision for judicial claims	30	(324)	(485)	(322)	(484)
		951	(16.218)	2.952	(17.582)
Change in working capital
Trade receivables		70.457	27.555	86.387	32.612
Inventories		(21.721)	9.032	(32.467)	1.201
Biological assets		(771)	(11.086)	(743)	(5.939)
Recoverable taxes		(1.411)	(512)	(2.138)	(876)
Transactions w ith derivatives		(8.066)	(731)	(5.510)	(8.047)
Prepaid expenses		-	-	-	-
Other receivables		(2.528)	(485)	(4.244)	(431)
Trade accounts payable		1.200	4.474	711	(1.009)
Related parties		11.038	-	-	-
Taxes payable		537	(250)	(453)	298
Labor obligations		(2.277)	(3.457)	(2.262)	(3.439)
Advances from clients		512	1.140	573	1.359
Other liabilities		-	410	(73)	603
Net cash generated by (used in) operating activities		47.921	9.872	42.733	(1.250)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible	5 and 16	(429)	(655)	(435)	(845)
Additions to investment properties	13	(2.364)	(5.121)	(4.903)	(7.109)
Investment (Redemption) in marketable securities		(17.513)	(399)	(704)	(424)
Dividends received	14	-	16.000	-	-
Cash received from sale of farm		-	-	6.346	1.000
Net cash generated by (used in) investing activities		(20.306)	9.825	304	(7.378)
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contributions	14	(6.600)	(6.999)	-	-
Proceeds from loans and financing		-	-	13.351	-
Interest paid on loans and financing		(521)	(583)	(1.201)	(1.404)
Payment of loans and financing		(3.656)	(2.331)	(18.934)	(3.608)
Treasury shares	22	(940)	-	(940)	-
Net cash used in financing activities		(11.717)	(9.913)	(7.724)	(5.012)
Increase (decrease) in cash and cash equivalents		15.898	9.784	35.313	(13.640)
Cash and cash equivalents at the beginning of the period	6	28.756	23.562	75.694	67.464
Cash and cash equivalents at the end of the period	6	44.654	33.346	111.007	53.824
		15.898	9.784	35.313	(13.640)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value-added

Three-month periods ended September 30

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Company		Consolidated
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Revenues
Gross operating revenue	24	37,435	39,733	41,048	41,123
Gain(loss) with biological assets and agricultural products		(422)	2,945	1,190	9,802
(impairment) reversal of impairment of net realizable value of agricultural products after harvest		(11)	392	(15)	590
Other revenues		321	177	7	44
Allowance for doubtful accounts	8	(618)	(422)	(519)	(422)
		36,705	42,825	41,711	51,137

Inputs acquired from third parties
Cost of sales		(28,818)	(30,151)	(30,883)	(31,134)
Materials, energy, outsourced services and other		(2,314)	(3,251)	(3,490)	(3,916)
		(31,132)	(33,402)	(34,373)	(35,050)

Gross value added		5,573	9,423	7,338	16,087

Depreciation and amortization	25	(6,596)	(6,542)	(7,180)	(6,722)

Net value added produced by the entity		(1,023)	2,881	158	9,365

Value added received in transfer
Equity pickup	14	(991)	7,011	-	-
Financial income	27	7,384	1,118	8,161	4,270
		6,393	8,129	8,161	4,270

Total value added to be distributed		5,370	11,010	8,319	13,635

Distribution of value added

Personnel and charges
Direct compensation		3,491	2,589	3,491	2,626
Benefits		411	337	412	340
Severance fund (F.G.T.S)		53	65	53	67
Taxes, charges and contributions
Federal		1,785	(1,084)	1,993	646
State		49	263	(249)	260
Municipal		26	29	28	32
Financers
Interest and monetary and foreign exchange variations	27	2,457	11,407	5,493	12,260
Rentals		167	84	167	84
Net loss for the year		(3,069)	(2,680)	(3,069)	(2,680)
		5,370	11,010	8,319	13,635

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value-added

Three-month periods ended September 30

(Amounts in thousands of Brazilian reais, except as stated otherwise)

		Company		Consolidated
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Revenues
Gross operating revenue	24	37,435	39,733	41,048	41,123
Gain(loss) with biological assets and agricultural products		(422)	2,945	1,190	9,802
(impairment) reversal of impairment of net realizable value of agricultural products after harvest		(11)	392	(15)	590
Other revenues		321	177	7	44
Allowance for doubtful accounts	8	(618)	(422)	(519)	(422)
		36,705	42,825	41,711	51,137

Inputs acquired from third parties
Cost of sales		(28,818)	(30,151)	(30,883)	(31,134)
Materials, energy, outsourced services and other		(2,314)	(3,251)	(3,490)	(3,916)
		(31,132)	(33,402)	(34,373)	(35,050)

Gross value added		5,573	9,423	7,338	16,087

Depreciation and amortization	25	(6,596)	(6,542)	(7,180)	(6,722)

Net value added produced by the entity		(1,023)	2,881	158	9,365

Value added received in transfer
Equity pickup	14	(991)	7,011	-	-
Financial income	27	7,384	1,118	8,161	4,270
		6,393	8,129	8,161	4,270

Total value added to be distributed		5,370	11,010	8,319	13,635

Distribution of value added

Personnel and charges
Direct compensation		3,491	2,589	3,491	2,626
Benefits		411	337	412	340
Severance fund (F.G.T.S)		53	65	53	67
Taxes, charges and contributions
Federal		1,785	(1,084)	1,993	646
State		49	263	(249)	260
Municipal		26	29	28	32
Financers
Interest and monetary and foreign exchange variations	27	2,457	11,407	5,493	12,260
Rentals		167	84	167	84
Net loss for the year		(3,069)	(2,680)	(3,069)	(2,680)
		5,370	11,010	8,319	13,635

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value-added

Three-month periods ended September 30

(Amounts in thousands of Brazilian reais, except as stated otherwise)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas ("the Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais and Piauí.

Pursuant to its articles of incorporations, the Company’s activities include: (a) the exploration of agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate intermediation involving any type of operations, (e) participation as partner in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the herein described purposes, and (f) management of its own and third party assets.

The Company and its subsidiaries have 8(eight) farms in 5(five) Brazilian states, with a total area of 160,815 hectares, including 7,699 leased hectares. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil through a business strategy based on the acquisition of new farms and the ultimate sale of the farms acquired, once the intended potential valuation is achieved or when their agribusiness potential is achieved. This occurs when the acquired farms achieve geographic and production diversification.

The activities of  the subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Jaborandi Agrícola Ltda., Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro") and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As stated in their respective by laws and articles of organization, the assets of each respective real estate belonging to these companies may be leased to third parties until the ultimate sale of the assets, in order to enhance the value of the real estate. All of the subsidiaries including FIM Guardian Fund, which is an exclusive investment fund of the Company, are headquartered and operate in Brazil.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence processes are completed.

As of the date hereof, the Company holds 7,699 hectares leased, and are not the legal owner of two properties representing 23,422 hectares, as the registration of ownership process for these two properties has not been finalized.

On August 23, 2010, Opinion No. LA—01, of August 19, 2010, issued by the Federal Attorney General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1. General information - Continued

foreign individuals or legal entities holding the control of the capital stock of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require prior authorization to purchase agricultural properties and are subject to restrictions, including the following:

(i) the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii) the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the above-mentioned limits must be previously approved by INCRA. The request for the approval must be filed before the Regional Branch of INCRA (Superintendência Regional) of the State where the property is located. After that, INCRA will analyze the compliance with the above-mentioned requirements and if the transaction is approved by INCRA, it will issue a certificate of approval. The purchase and lease of agricultural properties beyond the limits of areas and percentages mentioned above require prior authorization from the Brazilian Congress.

In both cases, it is not possible to determine an estimated time frame for the approval procedure, since up to the date of this quarterly information, there are no known cases of certificates having been granted. Additionally, there is no judgment so far by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion. As of September 30, 2013, 74,30% of Company common shares were held by foreigners.

On December 11, 2012, São Paulo’s General Comptroller of Justice (Corregedoria Geral de Justiça do Estado de São Paulo) issued the Opinion no 461/2012-E, establishing that entities providing notary and registrar services located in the State of São Paulo are exempt from observing certain restrictions and requirements imposed by Law no 5.709/71 and Decree no 74.965/74, regarding Brazilian companies with the majority of the capital stock composed of foreigners residing outside of Brazil or legal entities incorporated abroad. However, in April 2013, the Court of Appeals granted an injunction suspending the effects of Opinion no 461/2012-E, based on the lawsuit filed by INCRA and the Federal Government against the Opinion no 461/2012-E.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2. Summary of significant accounting policies

The significant accounting policies applied on the preparation of this quarterly information are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1.    Basis of preparation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated  quarterly information after its issuance. On November 6, 2013, the Company’s Board and  fiscal council approved the Company’s individual and consolidated quarterly information and authorized  its disclosure.

The individual interim accounting information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 – Interim Statements and presented consistently with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information – ITR. The consolidated interim information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 – Interim Statements and  with the international accounting standard IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information – ITR.

According to Circular Letter CVM/SNC/SEP nº 03/2011, the Company opted for presenting the explanatory notes in this ITR as a summary in the cases if redundancy in relation to those presented in the annual financial statements. The Company declares that the judgments, estimates and significant accounting assumptions, as well as the main accounting practices, adopted in the presentation and preparation, are the same as those disclosed in Note 2 to the annual financial statements for the year ended June 30, 2013 and remain valid for this Quarterly Information. Therefore, this Quarterly Information does not comprise all notes and disclosures required by the standards for the annual financial statements, and, as a consequence, the related information should be read together with Note 2 to those financial statements, restated on October 29, 2013.

2.  2. Summary of significant accounting policies

2.1.    Basis of preparation

These policies have been consistently applied to all periods presented, unless otherwise stated.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2.1. Basis of preparation- Continued

The individual and consolidated quarterly information have been prepared based on the historical cost, unless otherwise stated, as described in the summary of significant accounting policies. Historical cost is usually based on the amount of considerations paid in exchange for assets.

The non-financial data included in this quarterly information, such as sales volume, planted and leased area, insurance and environment have not been examined by the independent auditors.

Except for the result for the period, the Company has no other comprehensive results.

Reclassifications had been made to some captions of cash flows for September 30, 2012 to conform to current year presentation, which are immaterial.

The notes which did not have significant changes in relation to the individual and consolidated financial statements for June 30, 2013 have not been included in this Quarterly Information.

2.2     Foreign Currency Translation

a)    Functional and reporting currency

         Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated and individual quarterly information is presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s reporting currency.

b)    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the income statement.

3.   Critical accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Such estimates and assumptions may differ from the effective results. By definition, the resulting accounting will seldom equal the related actual results. The effects arising from the reviews of accounting estimates are recognized upon review.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

3.   Critical accounting estimates and judgments - Continued

Estimates and assumptions presenting a significant risk with probability of causing a relevant adjustment in the book values of assets and liabilities for the next period, are addressed in Note 3 to the annual financial statements.

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013

(a)  Standards, amendments and interpretations to existing standards with the initial adoption from January 1, 2013, however, applicable to the Company as of 01 July 2013 whereas the fiscal year is June 30, 2013

Standard	Main requirements

IFRS 10 Consolidated Financial Statements

IFRS 10, establishes principles for the presentation and preparation of the consolidated quarterly information when an entity controls one or more entities. IFRS 10 replaces the consolidation requirements of SIC-12 Consolidation of Specific Purpose and IAS 27 Consolidated and Separate Quarterly Information.The adoption of this IFRS had no significant effects on the amounts reported for the current quarter and prior year.

IFRS 11 Joint Agreements

IFRS 11 sets a more realistic reflection of joint agreements, concentrating on the rights and obligations of the agreement, instead of its legal form. The standard approaches inconsistencies in the treatment of a joint agreement , requiring only one method to treat jointly controlled entities, through the equity method. IFRS 13 replaces IAS 31 Jointly Controlled Businesses and SIC-13 Jointly Controlled Entities - Non Monetary Contributions by Shareholders. Early application is allowed. The main effects arising from the adoption of IFRS 11 shall be the end of proportional consolidation, fact which shall not affect the Company’s consolidated information.

IFRS 12 Disclosures of Interest in Other Entities

IFRS 12 is a new and comprehensive standard on the requirements of disclosure of all means of interest in other entities, including subsidiaries, joint ventures, associated and non consolidated structured entities. Early application is allowed.

IFRS 13 – Measurements at Fair Value

Replaces and consolidates all guidelines and requirements related to the measurement at fair value comprised in the other IFRSs pronouncements in one single pronouncement. IFRS 13 defines fair value and guides on the determination of fair value and the disclosure requirements related to the measurement at fair value. However, it does not introduce any new requirement or alteration in relation to the items that should be measured at fair value, which remain in the original pronouncements.

IAS 27 Individual and Consolidated Financial Statements (Revised in 2011)

As a consequence of the recent IFRS-10 and IFRS-12, the remainder in IAS 27 is restricted to the accounting of subsidiaries, jointly controlled entities and associated in separate quarterly information.

IAS 28 (Revised in 2011) Investments in Associated and Joint Ventures

As a consequence of the recent IFRS 11and IFRS 12, IAS 28 becomes IAS 28 Investment in Associated and Joint Ventures, and describes the application of the equity method for investments in joint ventures, in addition to the investment in associated.

Changes to IAS 19 – Benefits to Employees

Elimination of the corridor approach, recognizing actuarial gains or losses recognized in other comprehensive results for the pension plans and the result for other long term benefits, when incurred, among other revisions.

Changes to IAS 1 - Presentation of the Quarterly Information	Introduces the requirement that the items recorded in other comprehensive results are segregated and totaled among items which are and which are not later reclassified to profits and losses.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

b)New accounting standards, interpretations and updates in the existing pronouncements which are not yet effective and have not been early adopted by the Company.

Standard	Main requirements
IFRS 9 Financial Instruments

Classification and Measurement, finalizes the first part of the replacement Project of “IAS 39 Financial Instruments: Recognition and Measurement”. This new standard uses a simple approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner how an entity manages its financial instruments (its business model) and the contractual cash flow characteristic of the financial assets. An IFRS 9 also requires the adoption of only one method to determine losses on the recoverable value of assets. Applicable to annual periods beginning on or after January 1, 2015.

CPC has already  issued some of the pronouncements and changes related to the new and revised IFRSs previously presented. Due to the commitment of CPC and CVM maintaining the whole of standards issued updated based on the updating performed by IASB, it is expected that these pronouncements and changes are issued by CPC and approved by CVM up to the date of their mandatory application.

There are no new standards or interpretations issued and not yet adopted which may, in Management’s opinion, significantly impact on the result or equity disclosed by the Company .

The Company and its subsidiaries reviewed the changes and new pronouncements and interpretations and concluded that there was no significant impact on the quarterly information for September 30, 2013.

No new pronouncements have been issued by IASB further to those disclosed in the financial statements for the year ended June 30, 2013 and which are mandatory for the years starting from July 1, 2013.

5.   Financial Instruments

There were no significant changes for the financial risk factors, the capital management policy and the judgment and estimates of fair value in the period ended September 30, 2013, in relation to those described in the annual financial statements for the year ended June 30, 2013, as disclosed in the related Notes 5.1 to 5.10.

a)    Sensitivity analysis

The sensitivity analysis aims at measuring the impact from the changes in the market variables on mentioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30,

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial Instruments - Continued

2013, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50% respectively, was considered.

The reference for the preparation of the Probable Scenario was the Market Prices of each one of the reference assets of derivative instruments held by the Company at the closing of this period. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

				September 30, 2013
		Devaluation USD		Appreciation USD
	Probable scenario	Scenario I - 50%	Scenario II - 25%	Scenario III - 25%	Scenario IV 50%

Foreign Exchange rate¹ - R$/US$	2.23	1.12	1.67	2.79	3.35
Soybean- US$ / bushel – November 2013 (CBOT)	12.83	6.41	9.62	16.03	19.24
Soybean- US$ / bushel – May 2014 (CBOT)	12.49	6.24	9.36	15.61	18.73
Soybean- US$ / bushel – July 2014 (CBOT)	12.42	6.21	9.31	15.52	18.63

Corn - R$ / bag – November 2013 (BM&F)	23.26	11.63	17.45	29.08	34.89
Corn- US$ / bag – November 2013 (BM&F)	10.38	5.19	7.79	12.98	15.57
Corn - R$ / bag – September 2014 (BM&F)	24.50	12.25	18.38	30.63	36.75
Corn - US$ / bag – September 2014 (BM&F)	10.25	5.13	7.69	12.81	15.38
Corn - US$ / bushel – December 2013 (CBOT)	4.42	2.21	3.31	5.52	6.62
Corn - US$ / bushel – July 2014 (CBOT)	4.69	2.35	3.52	5.86	7.04
Corn - US$ / bushel – September 2014 (CBOT)	4.74	2.37	3.55	5.92	7.11
				June 30, 2013
		Devaluation USD		Appreciation USD
	Probable scenario	Scenario I - 50%	Scenario II - 25%	Scenario III 25%	Scenario IV 50%

Foreign Exchange rate¹ - R$/US$	2.22	1.11	1.66	2.77	3.32

Soybean- US$ / bushel – August 2013 (CBOT)	14.31	7.16	10.73	17.89	21.47
Soybean- US$ / bushel – May 2014 (CBOT)	12.55	6.27	9.41	15.68	18.82
Soybean- R$ / bushel – July 2014 (CBOT)	30.22	15.11	22.67	37.78	45.33
Soybean- US$ / bushel – July 2014 (CBOT)	12.59	6.29	9.44	15.73	18.88

Corn - R$ / bushel – July 2014 (CBOT)	25.71	12.86	19.29	32.14	38.57
Corn - US$ / bushel – July 2014 (CBOT)	5.36	2.68	4.02	6.69	8.03

The table below  discloses, for each situation, the effect on the change in the estimated fair value at September 30, 2013 of the derivative financial instrument as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial instruments--Continued

or in the same variable in other derivative financial instruments, i.e., maintain all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects discloses in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

							September 30, 2013
Operation	Risk		Sensitivity analysis (R$)				Position		Maturity
			Low		High
		Probable scenario	Scenario I–25%	Scenario II–50%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit
Derivative	SOYBEAN	-	49,872	25,067	(24,553)	(49,501)	(1,642)	bags of soybean	nov/13 to jul/14
	CORN	-	1,454	716	(760)	(1,499)	(114)	bags of corn	nov/13 to sep/14
	USD	-	(7,730)	(4,809)	6,123	9,971	5	US$'000	oct/13 to aug/14
								June 30, 2013
Operation	Risk		Sensitivity analysis (R$)				Position		Maturity
			Low		High
		Probable scenario	Scenario I–25%	Scenario II–50%	Scenario III–25%	Scenario IV–50%	Amount	Measurement unit
Derivative	SOYBEAN	-	31,003	15,551	(15,386)	(30,988)	(1,021)	bags of soybean	aug/13 to jul/14
	CORN	-	1,602	801	(801)	(1,602)	(114)	bags of corn	jul/14
	USD	-	12	(1,179)	661	91	(1)	US$'000	jul/13 to jul/14

(a) At September 30, 2013, the reference for the preparation of the Probable Scenario was the market prices for each one of the reference assets of derivative instruments held by the Group at the closing date of this period. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the price of current market was the reference for calculation of both book value of derivatives and the Probable Scenario the result of the latter one is equal to zero.

In addition, the Company presents in the table below the summary of possible scenarios for the following 12 months (September 2013 and 2014) of the

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial Instruments—continued

Group’s loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

												(Amounts in thousands of R$)
			Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
		(*) Annual average rates	30-Sep-13				Decrease		Decrease		Increase		Increase
Risk	Classification	Details					25%		50%		25%		50%
CDI	Investment	Investment - CDI	R$ 122,665	9.00%	9.75%	921	6.00%	-2,762	4.00%	-5,525	10.00%	2,762	12.00%	5,525
USD	CASH	Investment - USD	R$ 30,290	2.23	2.35	1,630	1.67	-7,573	1.12	-15,145	2.79	7,573	3.35	15,145
TJLP	Financing	Financing in TJLP - BNDES	R$ 5,843	5.00%	5.00%	0	3.75%	-66	2.50%	-133	6.25%	66	7.50%	133
NA	Financing	Financing in pre fixed rate
NA	Financing	Rural credit	R$ 11,779	8.75%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Constitutional funds	R$ 74,585	7.72%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	BNDES	R$ 4,370	6.32%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
USD	Debt	Farm payable	R$ 2,177	2.23	2.35	117	1.67	-544	1.12	-1,089	2.79	544	3.35	1,089
IGPM	Debt	Farm payable	R$ 17,987	4.40%	5.90%	270	3.30%	-198	2.20%	-396	5.50%	198	6.60%	396
CDI	Debt	Farm payable	R$ 24,330	9.00%	9.75%	182	6.75%	-547	4.50%	-1,095	11.25%	547	13.50%	1,095
SOYBEAN	Receivable	Receivables from Farms (i)	277,500	56.94	52.95	0	42.71	-3,673	28.47	-7,347	71.18	3,673	85.41	7,347
SOYBEAN	Receivable	Receivables from Farms (i)	176,333	56.94	52.95	0	42.71	-2,334	28.47	-4,668	71.18	2,334	85.41	4,668
SOYBEAN	Receivable	Receivables from Farms (i)	743,750	56.94	52.95	0	42.71	-9,845	28.47	-19,691	71.18	9,845	85.41	19,691

(i) Receivables from Farms - Bags of Soybean

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

b)      Hierarchy of fair value - consolidated

Below is the level of hierarchy of fair value for derivative financial instruments measured at fair value through profit or loss, presented in the quarterly information for September 30, 2013:

	September 30, 2013		June 30, 2013
Consolidated – thousands R$	Level 2	Total	Level 2	Total

Financial Assets
Current assets
Cash equivalents	111,871	111,871	75,694	75,694
Marketable securities	10,161	10,161	9,244	9,244
Derivative financial instruments	24,808	24,808	17,081	17,081
Trade receivables	42,379	42,379	131,102	131,102

Non current
Marketable securities	16,911	16,911	17,988	17,988
Derivative financial instruments	-	-	1,714	1,714
Clients	29,512	29,512	33,729	33,729

Total	235,642	235,642	286,552	286,552

	September 30, 2013		June 30, 2013
Consolidated – thousands R$	Level 2	Total	Level 2	Total
Liabilities
Current
Trade payables	8,011	8,011	7,777	7,777
Loans and financing	45,466	45,466	44,929	44,929
Derivative financial instruments	2,613	2,613	2,860	2,860
Acquisitions payable	44,495	44,495	43,650	43,650

Non current
Loans and financing	51,311	51,311	56,924	56,924
Derivative financial instruments	-	-	1,140	1,140

Total	151,896	151,896	157,280	157,280

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5.   Financial instruments—continued

c)Consolidated financial instruments by categories

		September 30, 2013					June 30, 2013
Consolidated – thousands R$	Note	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair value
Assets
Current
Cash equivalents		83,652	-	-	-	83,652	62,954	-	-	62,954	62,954
Marketable securities		-	10,161	-	10,161	10,161	-	9,244	-	9,244	9,244
Trade receivables		15,529	-	-	15,529	15,529	119,681	-	-	119,681	119,681
Receivable from sale of farm	5.b	26,850	-	-	26,850	26,850	11,421	-	-	11,421	11,421
Derivatives financial instruments	5.b	-	-	24,808	24,808	24,808	-	-	17,081	17,081	17,081
										-	-
Non current										-	-
Marketable securities provided as collateral for loans		16,911	-	-	16,911	16,911	17,988	-	-	17,988	17,988
Trade receivables		630	-	-	630	630	830			830	830
Receivable from sale of farm	5.b	28,882	-	-	28,882	28,882	32,899	-	-	32,899	32,899
Transactions with derivatives		-	-	-	-	-	-	-	1,714	1,714	1,714
Total		172,454	10,161	24,808	207,423	207,423	245,773	9,244	18,795	273,812	273,812

			September 30, 2013					June 30, 2013
Consolidated – thousands R$	Note	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value	Loans and receivables	Designated at fair value through profit or loss	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair value
Liabilities
Current
Trade payables		8,011	-	-	-	8,011	8,011	7,777	-	-	-	7,777	7,777
Loans and financing		-	-	-	45,466	45,466	45,466	-	-	-	44,929	44,929	44,929
Derivatives financial instruments	5.b	-	-	2,613	-	2,613	2,613	-	-	2,860	-	2,860	2,860
Acquisitions payable		-	44,495	-	-	44,495	44,495	-	43,650	-	-	43,650	43,650
													-
Non current													-
Loans and financing		-	-	-	51,311	51,311	51,311	-	-	-	56,924	56,924	56,924
Transactions with derivatives	5.b	-	-	-	-	-	-	-	-	1,140	-	1,140	1,140
Total		8,011	44,495	2,613	96,777	151,896	151,896	7,777	43,650	4,000	101,853	157,280	157,280

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of quarterly information and adjusted, where necessary.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

6.   Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Cash and banks	25,718	7,192	27,355	12,740
Repurchase agreements	18,936	21,564	61,124	51,894
Time deposits in Brazilian banks	-	-	22,528	11,060
	44,654	28,756	111,007	75,694

The terms of time deposits and repurchase agreements held at September 30, 2013 and June 30, 2013 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on demand deposits and agreements, despite having a final maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Certificate Deposit rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity provide depository, custodian and trading services) which range between 98% and 103.5% of the daily CDI as of September 30, 2013 and  on September 30, 2012 range between 98% and 103%.There is a balance in the amount of R$4,799 available at the balance in BNB (note 12).

6.2.    Marketable securities

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013

Quotas of exclusive funds – FIM GUARDIAN	44,637	27,124	-	-
Quotas in funds	-	-	10,161	9,244
Public securities – LFT	-	-	864	-
	44,637	27,124	11,025	9,244

The Company’s exclusive investment fund (Banco Pactual - FIM Guardian fund) has the following financial instruments breakdown, as at September 30, 2013:

Public securities (a)	11,937
Quotas of exclusive funds	10,161
Repurchase agreements	7,017
Time deposits	17,729
Derivatives	(2,213)
Other	6
Total	44,637

(a)    In Fim Guardian fund the amount of R$11,073 invested in LFT related to margin deposits placed in guarantee of derivative transactions of the fund and the amount of R$864 refers to LFT not related to the margin. In the consolidated quarterly information the related amount was reclassified to the caption transactions with derivatives in current assets.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 6.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7.   Derivative financial instruments

				September 30, 2013
				Company		Consolidated		Total	Volume/position
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit
Currency US$	October-13	BM&F	Banks	-	-	-	(1,421)	(1,421)	38,000	US$
Currency US$	November-13	NDF	Banks	6	-	6	-	6	347	US$
Currency US$	March-14	NDF	Banks	-	-	-	(575)	(575)	(5,288)	US$
Currency US$	June-14	NDF	Banks	-	-	72	-	72	983	US$
Currency US$	July-14	NDF	Banks	-	-	-	(217)	(217)	(8,985)	US$
Currency US$	August-14	NDF	Banks	334	-	334	-	334	(1,726)	US$
Currency US$	March-14	Options	Banks	90	-	90	-	90	(965)	US$
Currency US$	July-14	Options	Banks	293	-	292	-	292	(16,984)	US$
		Current		723	-	794	(2,213)	(1,419)	5,382	US$
		Total Risk with Currency US$		723	-	794	(2,213)	(1,419)	5,382	US$
Soybean CBOT	October-13	Derivatives - Soybean	Trading Companies/Banks/CBOT	369	-	369	-	369	(65,768)	Bags
Soybean CBOT	May-14	Derivatives - Soybean	Trading Companies/Banks/CBOT	777	-	777	-	777	(213,179)	Bags
Soybean CBOT	July-14	Derivatives - Soybean	Trading Companies/Banks/CBOT	2,805	-	2,805	-	2,805	(1,158,875)	Bags
Corn CBOT	December-13	Derivatives Corn	Trading Companies/Banks/CBOT	-	(79)	-	(79)	(79)	117,196	Bags
Corn CBOT	July-14	Derivatives Corn	Trading Companies/Banks/CBOT	656	-	656	-	656	(114,300)	Bags
Corn CBOT	September-14	Derivatives Corn	Trading Companies/Banks/CBOT	400	-	400	-	400	(202,671)	Bags
Corn BM&F	November-13	Derivatives Corn BM&F	BM&F	-	(1)	-	(1)	(1)	(116,633)	Bags
Corn BM&F	September-14	Derivatives Corn BM&F	BM&F	-	(320)	-	(320)	(320)	202,531	Bags
Soybean CBOT	July-14	Options	Trading Companies/Banks/CBOT	522	-	522	-	522	(204,107)	Bags
		Current		5,529	(400)	5,529	(400)	5,129	(1,755,806)	Bags

		Total risk with commodities		5.529	(400)	5,529	(400)	5,129	(1,755,806)	Bags

		Total Risks		6,252	(400)	6,323	(2,613)	3,710	N,A,

		Margin value		7,412	-	18,485	-	18,485
			Current (Nota 5.b)	13,664	(400)	24,808	(2,613)
			Result from Derivatives	5,262	(567)	5,223	(758)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7.   Derivative financial instruments --Continued

				June 30, 2013
				Company		Consolidated		Total	Volume/position
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit
Currency US$	July-13	BM&F/NDF	Banks	-	(1,102)	2,290	(2,076)	214	27,375	US$
Currency US$	March-14	NDF	Banks	-	-	-	(784)	(784)	(5,288)	US$
Currency US$	June-14	NDF	Banks	-	-	110	-	110	983	US$
Currency US$	July-14	NDF	Banks	-	-	-	(508)	(508)	(12,137)	US$
Currency US$	July-14	Options	Banks	-	(632)		(632)	(632)	(12,394)

		Current		-	(1,102)	2,400	(2,860)	(460)	23,070	US$
		Non-current		-	(632)	-	(1,140)	(1,140)	(24,531)	US$
		Total Risk with Currency US$		-	(1,734)	2,400	(4,000)	(1,600)	(1,461)	US$

Commodities:
Soybean CBOT	August-13	Derivatives - Soybean	Trading Companies/ Banks /CBOT	12	-	12	-	12	(29)	Bags
Soybean CBOT	May-14	Derivatives - Soybean	Trading Companies/ Banks /CBOT	598	-	598	-	598	(181)	Bags
Soybean CBOT	July-14	Derivatives - Soybean	Trading Companies/ Banks /CBOT	1,058	-	1,058	-	1,058	(606)	Bags
Corn CBOT	July-14	Derivatives Corn	Trading Companies/ Banks /CBOT	254	-	254	-	254	(114)	Bags
Soybean CBOT	July-14	Options	Trading Companies/ Banks /CBOT	402	-	402	-	402	(204)	Bags

		Current		610	-	610	-	610	(210)	Bags
		Non-current		1,714	-	1,714	-	1,714	(924)	Bags
		Total risk with commodities			-	2,324	-	2,324	(1,134)	Bags

			Total risks	2,324	(1,734)	4,724	(4,000)	724	N,A,

	Margin		Margin value	208	-	14,071	-	14,071	-

		Current		818	(1,102)	17,081	(2,860)
		Non-current		1,714	(632)	1,714	(1,140)
		Result from Derivatives	At September 30, 2012	-	(9,162)	-	(9,181)

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, except as stated otherwise)

7.   Derivative financial instruments --Continued

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against risk of foreign Exchange rates variation and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as of September 30, 2013 and 2012.

The margin deposits in transactions with derivatives refer to the so called margins by counter parties in transactions with derivative instruments.

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as non-current assets or liabilities if the remaining maturity of the hedged item is over 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 7.

8.   Trade accounts receivable

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Sale of sugarcane (b)	14,023	11,273	14,023	11,273
Sale of grains( c)	2,060	74,507	2,350	87,937
Lease	447	746	447	1,424
Sale of machinery	746	768	1,026	1,048
Sale of farms (d)	-	-	26,850	31,218
	17,276	87,294	44,696	132,900

Allowance for doubtful accounts (a)	(2,060)	(1,442)	(2,317)	(1,798)

Total current	15,216	85,852	42,379	131,102

Sale of machinery	630	830	630	830
Sale of farms (c)	-	-	28,882	32,899

Total non current	630	830	29,512	33,729

(a)   Changes in the allowance for doubtful accounts

	Company	Consolidated
At June 30, 2013	1,442	1,798
Constitution of provision	618	631
Disposal or reversal	-	(112)
At September 30, 2013	2,060	2,317

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.   Trade accounts receivable --Continued

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the income statement. When the efforts to recover the trade accounts receivable are exhausted, the related amounts are written-off from the allowance for estimated losses in doubtful accounts.

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Falling due:
Up to 30 days	7,673	79,522	14,483	92,237
31 to 90 days	-	35	140	87
91 to 180 days	1,449	-	1,449	3,977
181 to 360 days	5,885	4,081	26,083	32,166
Over 360 days	630	830	29,512	33,729

Past due:
Up to 30 days	81	2,153	92	2,517
31 to 90 days	141	-	144	119
91 to 180 days	705	195	708	149
181 to 360 days	196	1,308	451	1,648
Over 360 days	1,146	-	1,146	-
	17,906	88,124	74,208	166,629

(b)   Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Bioenergia ("ETH").

(c)   Sale of grains

The receivables from sale of grains refer primarily to the sale of soybean to Bunge, Amaggi, J. Claudino Fernandes and Mundo dos Cereais. The allowance for doubtful accounts is obtained through default analysis on an individual basis by client and the amounts charged to the account of provision are usually written-off when there is no expectation of recovery of resources.

During the period, there was a variation in the amount of R$85,587, basically due to the receipt of 2012/2013 harvest.

(d)   Receivables from sale of farm

(i)     São Pedro Farm

On September 28, 2011, the Company sold Sao Pedro Farm, located in the municipality of Chapadão do Céu, State of Goias. The farm was acquired in September 2006 with total amount invested  in acquisition and development of R$ 10,304, and a total declared area of 2,447 hectares, of which 1,724 hectares are ready for agricultural purposes. The sale price is equivalent to 580,000 bags of soybeans equivalent or R$ 23,291. This sale was part of the Company's business strategy, which aims at realizing capital gains from the sale of properties. We recognized a gain for R$ 12,987 under "Gain on the sale of farms" in the statement of income corresponding to the difference

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.   Trade accounts receivable –Continued

(d)   Receivables from sale of farm-continued

between the sales price of R$ 23,391 and the carrying amount of the Sao Pedro farm of R$ 10,304.

In September 2011,the amount of R$2,250 was received as an advance (equivalent to 50,000 bags of soybean) on sale and an additional payment of R$7,519 (equivalent to 160,000 bags of soybean), in March  2013. The remaining amount of R$12,041 to be collected in installments measured based on the quotation of soybean for future delivery, at the maturity date of each installment (or based on estimates and quotations of brokers where there is no quotation of soybean for future delivery at a specific maturity date), and based on the exchange rate of US dollars to reais for future delivery also at the maturity date. The resulting amount was discounted at present value using the average rate of 9.8% p.a. The amount recorded relating to adjustment to present value for the year ended September 30, 2013 is R$ 2,040 (September 30, 2012 – R$ 1,497).The remaining balance in the amount of 277,500 bags of soybean, shall be paid in three installments, at March 30 , 2014, 2015 and 2016, in the amount equivalent to 92,500 bags of soybean each.

(i)            Horizontina farm

Horizontina farm located in the municipality of Tasso Fragoso, State of Maranhão has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Imobiliária Ceibo for R$37,749. On October 11, 2012, the Company announced an agreement to sell Horizontina Farm for a total price of R$75,000. The payments were as follows: R$1,000 in October 2012 as advance, R$26,000 also in October 2012 and R$45,000 upon the execution of the property deed, which occurred on January 22, 2013. The remaining balance of accounts receivable of R$3,000 shall be received through the fulfillment of certain preceding conditions. The Company recorded gain from the sale of Horizontina farm in the amount of R$22,083. Up to June 30, 2013, the Company invested in the property the amount of R$15,168 (net of accumulated depreciation) for infrastructure improvements.

(i)            Araucária Farm

Araucária farm is located in the municipality of Mineiros, State of Goiás, with an area of 9,682 hectares, was acquired by the Company in 2007. On April 25, 2013 the Company sold 394 hectares of Araucária Farm, of which 310 hectares suitable for cultivation purposes. After the sale,  the remaining 9,288 hectares of Araucária farm has approximately 6,895 hectares that are

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.  Trade accounts receivable –Continued

(d)   Receivables from sale of farm-continued

suitable for cultivation purposes.

The sales amount in reais was equivalent to 248,000 bags of soybean (800 bags per plantable hectare), equivalent to R$ 10,325 and was acquired for the amount of R$ 3,888. The purchaser paid an initial amount of R$1,728, equivalent to 36,000 bags of soybean. In August 2013 the Company received the first installment in the amount of R$2,053, equivalent to 36,000 bags of soybean and the remaining balance shall be paid in six semiannual installments in the amount equivalent to 36,000 bags of soybean, and the last one, against the grant of the deed, in August 2016 for an amount equivalent to 25,000 bags of soybean. The Company recorded a gain from the sale of Araucária farm in the amount of R$6,437. On September 30, 2013 the balance of accounts receivable amounts to R$7,681.

(ii)    Cremaq Farm

Cremaq Farm with area of 32,702 hectares, is located in the municipality of Ribeiro Gonçalves, State of Piauí and was acquired by the Company in 2007. On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which 3,201 are suitable for cultivation purposes. After the sale the farm has a total area of 27,807 hectares remaining, of which approximately 21,823 hectares are suitable for cultivation purposes.

The sales amount in reais was equivalent to 901,481 bags of soybean (359 bags per agriculturable hectare), equivalent to R$ 37,388, and was acquired for the amount of R$ 6,340. Investments made amounted to R$ 4,753, totaling the amount of R$ 11,093. The purchaser paid an initial amount of R$4,561, equivalent to 90,148 bags of soybean. On August 15, 2013, the Company received the first installment in the amount of R$4,294, equivalent to 67,611 bags of soybean and the remaining balance shall be paid in four semiannual installments, in the amount equivalent to 67,611 bags of soybean, and the last one, against the grant of the deed, in June 2016, in the amount equivalent to 117,193 bags of soybean.

On June 30, 2013 the Company recorded gain from the sale of Cremaq farm in the amount of R$26.295. On September 30, 2013 the balance of accounts receivable amounts to R$33,010.

Changes in present value:

Consolidated
At June 30, 2013	(64,117)
Constitution	-
Receivables	6,346
Restatement Nominal value	2,002
Realization AVP	37
At September 30, 2013	(55,732)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.   Trade accounts receivable –Continued

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 8.

9.   Recoverable taxes

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Withholding income tax on short-term investments to be offset	4,353	4,260	4,589	4,447
Other taxes and contributions to be offset	352	354	3,622	3,208
Total current	4,705	4,614	8,211	7,655

ICMS recoverable	7,026	6,546	7,026	6,546
ICMS recoverable on property, plant and equipment	379	430	379	430
Non-cumulative Pis and Cofins to be offset	9,620	8,462	9,620	8,462
Withholding income tax on short-term investments	10,016	10,015	10,300	10,298
Total noncurrent	27,041	25,453	27,325	25,736

The Company classifies as "non-current" tax credits arising from IRRF on financial investments and PIS and COFINS credits considering that the balance of these taxes is not expected to be fully used in the subsequent twelve month period, in which they are considered credits to offset in the long term when taxed in future operations in local market.

The Company filed with the Finance Secretariat of the State of Piauí a request with respect to the outstanding balance of ICMS in the amount of R$ 3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay the suppliers. Sefaz has partially accepted our request approving R$581 linking these credits to “sale for export purposes” in which it may be transferred, in relation to the difference requested, it shall be offset in the long term with future operations taxed by ICMS.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 9.

10. Inventories

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Agricultural products	2,425	11,697	2,425	14,362
Sugarcane	-	-	-	-
Soybean	2,180	7,899	2,180	10,454
Corn	190	3,703	190	3,803
Rice	-	-	-	-
Cotton	-	95	-	105
Other harvests	55	-	55	-

Inputs (i)	12,750	6,178	20,658	9,016

Advance to suppliers	26,928	3,742	37,114	5,427
	42,103	21,617	60,197	28,805

(i)   The variation in inputs and advances to suppliers is due to the formation of inventories for the beginning of soybean and corn plantation (2013/2014 harvest)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

10. Inventories-Continued

At September 30, 2013 the balance of provision for realization of the recoverable amount of agricultural products is R$15 negative (R$24 negative at June 30, 2013).

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 10.

11. Biological assets

	Company		Consolidated
	Current	Non current	Current	Non current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2013	1,201	36,656	1,201	36,656

Expenditures with plantation	7,451	17,382	9,034	17,384
Fair value variation	(600)	178	16	1,174
Harvest of agricultural product	(602)	(26,709)	(1,219)	(27,706)

At September 30, 2013	7,450	27,507	9,032	27,508

The expenditures with cultivation are substantially represented by the expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the cultures.

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Crop	Second crop corn	Rice	Cotton
Cremaq Farm	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08
Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08
Alto Taquari	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	25/11 to 30/08
Nova Buriti Farm	Minas Gerais	N/A	Not Planted/ Harvested	N/A	N/A	Not Planted	N/A
Preferência	Bahia	N/A	Not Planted/ Harvested	N/A	N/A	Not Planted	N/A
Horizontina Farm	Maranhão	N/A	05/11 to 30/05	25/11 to 30/06	05/02 to 30/08	15/12 to 15/05	N/A
Parceria I	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 11.

12. Restricted marketable securities

		Company		Consolidated
	Restatement index	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013

Banco do Nordeste (BNB) (a)	CDI	1,899	1,860	16,911	17,988

		1,899	1,860	16,911	17,988

(a)   Securities were pledged as a guarantee to financing from Banco BNB, and should be held up to the end of effectiveness of the loan agreement in October 2021.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

12. Restricted marketable securities-Continued

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 12.

13. Investment properties - noncurrent

	Company
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2013
Total cost	21,007	20,913	71,782	113,702	1,282	114,984
Accumulated depreciation	-	(2,716)	(28,751)	(31,467)	-	(31,467)
Net book balance	21,007	18,197	43,031	82,235	1,282	83,517

At June 30, 2013
Opening balance	21,007	18,197	43,031	82,235	1,282	83,517
Acquisitions	-	15	1,962	1,977	387	2,364
Disposals	-	-	-	-	-	-
Transfers	-	880	-	880	(880)	-
( - ) Depreciation/amortization	-	605	(2,028)	(1,423)	-	(1,423)
At September 30, 2013	21,007	19,697	42,965	83,669	789	84,458

At September 30, 2013
Total cost	21,007	21,808	73,744	116,559	789	117,348
Accumulated depreciation	-	(2,111)	(30,779)	(32,890)	-	(32,890)
Net book balance	21,007	19,697	42,965	83,669	789	84,458

	Consolidated
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2013
Total cost	248,124	24,477	106,681	379,282	1,282	380,564
Accumulated depreciation	-	(3,089)	(38,367)	(41,456)	-	(41,456)
Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2013
Opening balance	248,124	21,388	68,314	337,826	1,282	339,108
Acquisitions	7	101	4,394	4,502	401	4,903
Disposals	-	-	-	-	-	-
Transfers	-	880	-	880	(880)	-
( - ) Depreciation/amortization	-	721	(2,957)	(2,236)	-	(2,236)
At September 30, 2013	248,131	23,090	69,751	340,972	803	341,775

At September 30, 2013
Total cost	248,131	25,458	111,075	384,664	803	385,467
Accumulated depreciation	-	(2,368)	(41,324)	(43,692)	-	(43,692)
Net book balance	248,131	23,090	69,751	340,972	803	341,775

(i)             The depreciation presented in buildings and improvements presents an inverted balance, due to the impact of useful lives reviewed by the Company.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 13.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments - Parent Company

	Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Profit (loss) for the year
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Subsidiaries
Araucária	99.99	99.99	98,652	100,439	2,080	2,631	96,572	97,808	(1,236)	9,640
Cremaq	99.99	99.99	80,965	86,539	4,080	9,503	76,885	77,036	(151)	29,411
Engenho de Maracaju	99.99	99.99	4,810	10,559	68	5,954	4,742	4,605	137	211
Imobiliária Jaborandi	99.99	99.99	39,652	39,301	3,640	3,636	36,012	35,665	347	1,079
Jaborandi Ltda	99.99	99.99	100,090	95,200	67,550	62,288	32,540	32,912	(372)	(7,924)
Cajueiro	99.99	99.99	62,251	61,830	415	535	61,836	61,295	541	2,311
Mogno	99.99	99.99	35,915	35,824	24,388	24,154	11,527	11,670	(143)	77
Ceibo	99.99	99.99	3,078	3,223	2,420	2,461	658	762	(104)	14,836
Flamboyant	99.99	99.99	647	653	7	3	640	650	(10)	(40)
Investment at cost
Green Ethanol LLC	40.65	40.65	-	-	-	-	-	-	-	-

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments - Parent Company --continued

a)    Changes in investments

Year ended September 30, 2013

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Total
Changes in the balance at June 30, 2013	77,036	4,605	35,665	47,272	97,808	11,670	61,295	762	650	70	336,833

Future capital contributions	-	-	-	6,600	-	-	-	-	-	-	6,600
Equity pickup	(151)	137	347	(372)	(1,236)	(143)	541	(104)	(10)	-	(991)

Balance at September 30, 2013	76,885	4,742	36,012	53,500	96,572	11,527	61,836	658	640	70	342,442

Investments	76,885	4,742	36,012	32,540	96,572	11,527	61,836	658	640	70	321,482
Future capital contributions				20,960							20,960

Balance at September 30, 2013	76,885	4,742	36,012	53,500	96,572	11,527	61,836	658	640	70	342,442

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

14. Investments - Parent Company --continued

(i)     Green Ethanol

Although the Company holds 40.65% of interest in Green Ethanol LLC, the Limited Responsibility Contract of Green Ethanol LLC (which was originally issued in March 2007 and amended in 2009) does not provide the Company any influence power in accordance with IAS 28/CPC 18. According to the Contract, the other investor was appointed as Administrator Member and only this Administrator Member is entitled to vote to approve issues or make decisions.

As a consequence of the losses incurred and the significant level of Brenco’s indebtedness, the Company carried out an impairment analysis of the investment on July 1, 2009 and concluded that there was impairment on that date. In order to measure the loss for impairment the Company estimated the fair value of the investment as of February 2010 considering the purchase of Brenco by ETH Bioenergia at the amount of R$6,979 and recognized such loss on July 1, 2009 in the amount of R$6,569.At June 30, 2013, the Company remeasured the fair value and recognized loss for impairment in the amount of R$340.

15. Intangible assets

	Company and Consolidated
	Software
	In operation	In operation	In operation
At June 30, 2013
Opening balance	2,521	49	2,570
Acquisitions	-	51	51
Amortization for the year	(239)	-	(239)
At September 30, 2013	2,282	100	2,382

At September 30, 2013
Total cost	4,882	100	4,982
Accumulated depreciation	(2,600)	-	(2,600)
Net book balance	2,282	100	2,382

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 15.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - Continued

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

16. Property, plant and equipment

	Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total PPE

At June 30, 2013
Total cost	714	3,639	17,754	979	23,086
Accumulated depreciation	(709)	(1,413)	(6,450)	(281)	(8,821)
Net book balance	37	2,226	11,304	698	14,265

Opening balance	37	2,226	11,304	698	14,265
Acquisitions	-	199	116	63	378
Disposals	-	(20)	(6)	(5)	(31)
Depreciation	(32)	(107)	(296)	(25)	(460)
Net book balance	5	2,298	11,118	731	14,152

At September 30, 2013
Total cost	714	3,818	17,864	1,037	23,433
Accumulated depreciation	(709)	(1,520)	(6,746)	(306)	(9,281)
Net book balance	5	2,298	11,118	731	14,152

Annual depreciation rates (weighted average) - %	18	11	18	10
	Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total PPE

At June 30, 2013
Total cost	714	4,111	18,690	1,082	24,597
Accumulated depreciation	(677)	(1,588)	(7,169)	(312)	(9,746)
Net book balance	37	2,523	11,521	770	14,851

At June 30, 2013
Opening balance	37	2,523	11,521	770	14,851
Acquisitions	-	204	116	64	384
Disposals	-	(21)	(6)	(5)	(32)
Depreciation	(32)	(119)	(216)	(28)	(395)
Net book balance	5	2,587	11,415	801	14,808

At September 30, 2013
Total cost	714	4,294	18,800	1,141	24,949
Accumulated depreciation	(709)	(1,707)	(7,385)	(340)	(10,141)
Net book balance	5	2,587	11,415	801	14,808

Annual depreciation rates (weighted average) - %	18	11	18	10

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 16.

17. Payable for farm acquisitions

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Jatobá Farm (i)	-	-	2,178	2,163
Alto Taquari Farm (ii)	-	-	24,330	23,841
Nova Buriti Farm (iii)	17,987	17,646	17,987	17,646
	17,987	17,646	44,495	43,650

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

17. Payable for farm acquisitions-Continued

The liabilities result from the purchase of farms is as follows: (i) Fazenda Jatobá – restated by the US dollar variation, (ii) Fazenda Alto Taquari - 100% of Interbank Deposit Certificate ("CDI") and (iii) Fazenda Nova Buriti - General Market Price Index (IGP-M).

The due dates of the payments are subject to obtaining certain licenses, and because of this, the Company understands that there is no possibility of calculating the present value since there is no way to determine the maturity date of the installments.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 17.

18. Trade accounts payables

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops in the amount of R$6,251 (Company) and R$7,304 (Consolidated). Leasing transactions of farms result in trade payables of R$707, recorded both in the company and in consolidated.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 18.

19. Loans and financing

			Company		Consolidated
	Maturity	Annual interest rates and charges - %	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Current
Financing for Agricultural Costs - BNB and Itaú	Dec-13	5.5 and 8.75	18,634	19,910	32,396	31,403
Financing Cremaq Project and Jaborandi - BNB	Oct-13	5.50 to 7.23	3,384	3,325	7,893	7,845
Financing of Machinery and Equipment - FINAME (a)	Feb-14	4.50 to 8.70	2,128	2,164	2,128	2,164
Financing of sugarcane - Itaú	May-14	TJLP + 1.95 to 3.10	3,049	3,517	3,049	3,517
			27,195	28,916	45,466	44,929
Non current
Financing of sugarcane - Itaú	May-16	TJLP + 1.95 to 3.10	2,794	4,287	2,794	4,287
Financing of Machinery and Equipment - FINAME	Feb-16	4.50 to 8.70	2,455	2,769	2,455	2,769
Financing Cremaq Project and Jaborandi - BNB	Oct-21	5.50 to 7.23	25,845	25,390	46,062	49,868
			31,094	32,446	51,311	56,924

			58,289	61,362	96,777	101,853

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

At September  30, 2013 amounts due by maturity are as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

19. Loans and financing-Continued

	Company	Consolidated

1 year	27,195	45,466
2 years	11,842	16,178
3 years	4,954	9,180
4 years	3,217	7,212
5 years	1,072	5,066
Above 5 years	10,009	13,675
	58,289	96,777

At September 30, 2013, the balance of accrued interest related to the loans and financing contracts amounted to R$814 and R$883, classified under current and non-current liabilities, respectively.

Both the financing of opening of  Jatoba farm and the financing of Agricultural Costs, with  BNB have as guarantee the mortgage of Jaborandi farm and the pledge evaluated at R$35,424 of which: 598,895 bags of soybean, 336,350 bags of corn, 343,720 bushel of cotton; all produced in 2012/2013 harvest at Jatobá farm (Jaborandi - BA) and the financing of opening of  Cremaq farm has as guarantee the mortgage of areas of the farm.

For FINAME contracts machinery and equipment were provided as collateral. All are being held with a lien until the final settlement of contracts.

BNB financing requires the maintenance of deposits in a liquidity fund in remunerated accounts by CDI. The balances at September 30, 2013 and 2012 are disclosed in Note 12.

All loans and financing contracts above  are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly fund those loans. On September 30, 2013 and 2012 the Company’s financing had no financial covenants, only operational.

Operational covenants

At the date of presentation of the quarterly information for September 30, 2013, the Company did not fail to fulfill the operational covenants set forth in loan agreements.

The main covenants are as follows:

•   Fail to fulfill any obligation established in the credit instruments executed with the BANK;

•   Suspend its activities for more than thirty days;

•   Be prevented, according to the Brazilian Central Bank regulation, of participating of credit operations, including as joint-obligor;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

19.     Loans and financing-Continued

•   Not to reinforce the credits guarantees immediately after notice from the BANK in this sense, if any fact determining the decrease or depreciation of such guarantees occurs;

•   Request judicial reorganization, or declare its bankruptcy, or request of liquidation or intervention, as well as replace any member of its management by another who, at the BANK’S discretion, is not recommendable for the position;

•   Save, sell, lease, grant, transfer in any manner on behalf of third parties, or remove the assets backing the credits, under any argument and to wherever it is;

On June 18, 2013 the amount of R$9,062 related to the last installment of the financing for the opening of Jaborandi farm was released by Banco do Nordeste. This financing was contracted on July 14, 2009 falling due on July14, 2019. The total amount released was R$26,342.

The Company contracted from Banco Itaú, a guarantee letter in the amount of R$1,135 provided as guarantee for the rental of the São Paulo office with a maturity of July 31, 2014.

On July 22, 2013, Jaborandi Ltda signed with Banco do Nordeste a credit line to finance the cost of crop in the amount of R$16,993, with the first amount released on

September 02, 2013 of R$13,351 at an interest rate of 7.23% maturing on July 29, 2014.

Payment of loans and financing

On July 22, 2013, he Company settled the financing contract obtained from the Federal Government to finance the cost of crops of Jatobá farm in the amount of R$11,211. On September 30, 2013 the Company paid R$427 related to the financing of machinery, R$2,081 related to the cost of sugar cane crop, R$4,735 related to the financing for the opening of Jatobá farm.

Changes in loans and financing

Consolidated
At June 30, 2012	101,853
Obtaining	13,351
Payment of principal	(18,923)
Payment of interest	(1,201)
Monetary restatement	1,697
At September 30, 2013	96,777

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 15.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

20. Taxes payable

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
ISS payable	64	109	82	141
Withheld social contributions	75	126	79	131
ICMS payable	-	36	-	36
Funrural payable	347	388	348	417
Pis and Cofins payable	-	-	20	18
IRRF payable	3	7	24	8
IRPJ and CSLL payable presumed profit	714	-	1,300	1,555
Total current	1,203	666	1,853	2,306

IRPJ and CSLL payable presumed profit	-	-	5,812	5,812
Total non current	-	-	5,812	5,812

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 20

21. Deferred taxes

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right to offset the current tax credits with current tax liabilities and since they refer to the same tax authority.

The fiscal year for income tax and social contribution calculation purposes is the calendar year, which differs from the Company fiscal year for statutory purposes which is June 30 of each year.

The changes in deferred income tax and social contribution assets and liabilities in the year ended September 30 and June 30, without taking into consideration offsetting of balances in the same tax jurisdiction are as follows:

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Assets
Non Current
Tax losses	26,528	25,858	37,747	36,655
Derivatives, contingency and provision for bad debts	7,952	9,011	9,538	10,286
Difference in cost of farms	170	170	170	170
	34,650	35,039	47,455	47,111
Liabilities
Non Current
Biological assets	3,323	4,277	3,320	3,676
Hedge	1,990	201	1,990	201
Provision of residual value of PPE assets	1,326	851	1,326	851
Accelerated depreciation of assets for rural activity	13,941	15,907	15,212	17,167
	20,580	21,236	21,848	21,895

Net balance	14,070	13,803	25,607	25,216

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

21. Deferred taxes--continued

The net changes in deferred income tax and social contribution are as follows:

	Company	Consolidated

At June 30, 2013	13,803	25,216
Tax loss	670	1,092
Adjustments biological assets and agricultural products	954	356
Hedge, contingency, bonus and provision for bad debts	(3,323)	(3,012)
Accelerated depreciation	1,966	1,955

At September 30, 2013	14,070	25,607

The estimated periods of realization of deferred tax assets are as follow:

	September 30, 2013
	Company	Consolidated
2014	8,245	9,893
2015	755	886
2016	675	1,264
2017	1,147	1,905
2018	2,339	3,718
2019 to 2023	21,489	29,789
	34,650	47,455

Deferred tax assets due to tax loses recognized in prior years with no realizable period and limited up to 30% of the taxable profits, are capitalized in the balance sheet with the basis that it is probable that the Company will generate taxable profits over the upcoming years in order to compensate those deferred tax assets recognized in the current year., based on assumptions and conditions established in the Company’s business model.

The net book value of deferred tax asset is periodically revised and the projections are annually reviewed in order to identify potential changes that may impact Company’s projections.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 21

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital

a)    Share capital (quantity of shares)

	Quantity of shares
	September 30, 2013	June 30, 2013
Shareholder
Cresud S.A.C.I.F.Y.A.	23,150,050	23,160,450
Elie Horn		3,274,600
	23,150,050	26,435,050

Board of Directors	6,840,300	7,848,100
Executive Board	500	500
Officers	6,840,800	7,848,600
Treasury	95,900	-

Other	28,335,650	24,138,750

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding share	28,335,650	24,138,750
Outstanding shares as percentage of total shares(%)	49	41

a)    Share capital (quantity of shares)-continued

At September 30, 2013, the Company’s authorized and paid up capital amounted to R$584,224.

Warrants

On March 15, 2006, the Board of Directors approved the issuance of 512,000 share warrant, 256,000 of which were for first issuance, and 256,000 of which were for second issuance. These share warrants are to be delivered to the founder shareholders based on their proportionate share of interest in the Company’s capital at the issuance date. Each of the issuances of warrants grant to their holders the right to shares subscription issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the Warrant of each issuance.

The Warrant of the 1st. Issuance grant to its holders, as from the dates in which they are liable of exercise, the right to the shares subscription issued by the Company through the payment of the price per share practiced in the initial public offering, subject to certain restatement rules and adjustments. The Warrants of the 1st. Issuance were issued in three series, which differ solely on the date in which the right to subscribe the shares granted by them start.

The Warrant of the 1st issuance/1st. Series may be exercised as from the closing of the 12th month. as from the issuance date and have as object a total of 85,336 Warrant. The Warrants of the 1st. issuance/2nd. Series may be exercised as from the closing of the 24th. month as from the issuance and have as object a total of 85,332  Warrant. The Warrants of the 1st. issuance/3rd. Series may be exercised as from the closing of the 36th. month as from the issuance and have as object a

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital-Continued

total of 85,332 Warrants.

Exceptionally, the Warrants of the 1st. Issuance may be exercised by their holders in the events of transfer of the Company’s control or acquisition of material participation, as defined in the terms of the corporate act regarding the issuance of warrants. Each set of 1,000 Warrants of the 1st. Issuance grants the right to subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

a)    Warrants--Continued

The Warrants of the 2nd. Issuance grant to the holders, the right to subscribe shares issued by the Company for up to 15 years, from the date of the public announcement of the Company’s initial public offering of shares and solely in the events of transfer or acquisition of material shareholders control in the Company. Material shareholder control is defined in the terms of the corporate act that decided for the issuance of the Warrants. In such events public offerings for acquisition of all the outstanding shares of the Company shall be presented. For the subscription of shares subject to the Warrants of 2nd. Issuance, their holders shall be obliged to pay the same price per share practiced in the mentioned public offerings of acquisition of the Company’s shares. Each set of 1,000 Warrants of 2nd. Issuance grants the right to the subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The number of shares to be subscribed according to the Warrant shall be adjusted in the event of a share split or reverse split of shares.

Detailed information of the first issuance market value of these bonuses is shown in the table below:

	First tranche
Brasilagro	September 30, 2013	June 30, 2013

Quoted market price of share	9,77	11,07
Issuance date (day/month/year)	28/4/2006	28/4/2006
Maturity (day/month/year)	27/4/2021	27/4/2021
Exercise price at year end - R$/share	14,51	14,42
Number of outstanding shares (“000 shares)	58,422	58,422

Percentage of capital shares passible of conversion (percentage of new capital) - %	20	20
To be converted in the period (‘000 shares)	14,606	14,606
Quantity of outstanding warrants (‘000 bonus)	256,000	256,000

The outstanding warrants of second tranche at September 30, 2013 and  2012 are 25,600 and there were no changes in the number of outstanding warrants in the years ended June 30, 2013 and 2012. The warrants of second tranche grant to their holders the right to shares subscription issued by the Company, in the

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital-Continued

amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrant of second issuance.

First tranche

The warrants of first tranche are recorded by IFRS 2 and may be fully exercised since March 15, 2009. Since the exercise date precedes the transition date to IFRS (i.e. July 1, 2009) and the Company has not disclosed the fair value of the warrants on their assessment date, the warrants are not recorded in the quarterly information.

d)    Second tranche

Management believes that the warrants of second tranche (which may only be exercised if the control is transferred or if a significant interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share practiced in the public offering for acquisition of shares formulated on account of obtaining the control or acquiring significant interest of the Company.

Stock option plan - stock option

The information on the stock option plan and issuance of new grants are described in Note 26

g)    Legal reserve and profits reserve and dividends

Pursuant to article 193 of Law 6,404/76, 5% (five per cent) of the Company’s net income accrued at the end of each year must, before any other allocation, be invested for the constitution of legal reserve, which shall not exceed 20% (twenty per cent) of the share capital.

The Company may not constitute legal reserve in the year in which the reserve balance, plus the amount of capital reserve treated at subparagraph 1 of article 182, of Law 6,404/76 exceeds 30% (thirty per cent) of the share capital. The legal reserve aims at assuring the integrity of the Company’s share capital and can only be used to offset losses and increase capital.

Pursuant to article 36, subparagraph (b), of by-law and article 202 of Law 6,404/76, the Company shall allocate at the end of each fiscal year, the necessary portion for the payment of mandatory dividends to shareholders, not less than 25% (twenty five per cent) of adjusted net income.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital-Continued

According to article 36, subparagraph (c), of by-law and article 196 of Law 6,404/76, the Company may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion.

The balance of profits reserve, except for the reserves of unrealized profit and reserves for contingencies, cannot exceed the amount of share capital. Once this maximum limit is attained, the General Meeting may resolve on the investment of the exceeding portion in the payment, increase of share capital or in dividends distribution.

h)    Dividends

Pursuant to article 36, of the Company’s by-law, the profit accrued in the year ended June 2013, shall be allocated as follows: (a) 5% (five percent) of net income for the constitution of legal reserve, up to the limit of 20% (twenty percent) of the share capital ; (b) 75% (seventy five percent) of the adjusted net income, after the deduction object of letter (a) above, shall be allocated to the payment of mandatory dividends and (iii) 25% (twenty five percent) of the adjusted net income, after the deduction object of letter (b) above, shall be allocated to the reserve for investment and expansion.

 The allocation of net income for the year ended June 30, 2013 is as follows:

2013

Net income for the year	28,727
Offset of 2012 accumulated losses	(20,470)
Accumulated profit at the end of 2013	8,257
Constitution of reserves
Legal	(413)
Reinvestment and expansion	(1,961)
Available profit	5,883

Dividends proposed by management	5,883
Mandatory minimum dividends	(1,961)
Dividends proposed in excess to the mandatory minimum	3,922

The dividends proposed by management represent a dividend equivalent to R$0.101 per common share.

The mandatory minimum dividends are stated in the balance sheet for 2013 as “dividends payable”, and the dividends exceeding this minimum as “dividends reserve” in a special line item in the statement of changes in equity.

i)     Equity valuation adjustment

Equity valuation adjustment refers to the goodwill in the amount of R$4,653 and R$1,132 arising from the purchase of interest of investments in the subsidiaries

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

22. Share capital-Continued

Jaborandi S.A. and Jaborandi Ltda, as mentioned in note 14, recorded in equity in the caption “Equity valuation adjustment”.

b)      Treasury shares

	Number of shares	Cost / R$	Market value
At September 30, 2013	95,900	940	937

This reserve represents the equity component of common shares.

On September 02, 2013, the Company approved the repurchase program of common shares issued up to the limit of 3,511,130 common shares not exceeding the balance of profits reserve available included in the Company’s balance sheet at June 30, 2013. Up to September 30, 2013, Brasilagro acquired 95,900 common shares issued.

23. Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments as well as make decisions related to the application of financial resources. The Company presents 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The Grains segments main activity is the production and sale of the following products: soybean, corn, rice, cotton and sorghum.

The Sugarcane segment includes the sale of the product in natura.

The Real Estate segment presents the result from operations occurred in the Company’s subsidiaries.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

23. Segment information-Continued

Below is the selected result and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the quarterly information:

	Consolidated
	September 30, 2013						September 30, 2012
	Total	Real estate	Agricultural activity			Not Allocated	Total	Real estate	Agricultural activity			Not Allocated
			Grains	Sugar cane	Other				Grains	Sugar	Other
Net revenue	39,244	-	14,293	24,884	67	-	39,004	59	18,331	20,169	445	-
Gain on sale of farm	-	-	-	-	-	-	-	-	-	-	-	-
Change in fair value of biological assets and agricultural products	1,190	-	16	1,174	-	-	9,802	-	6,503	3,299	-	-
(Impairment) Reversal of impairment of net realizable value agricultural products after harvest	(15)	-	(15)	-	-	-	590	-	590	-	-	-
Cost of sales	(37,688)	-	(13,309)	(23,667)	(712)	-	(37,552)	-	(17,434)	(19,445)	(673)	-
Gross profit (loss)	2,731	-	985	2,391	(645)	-	11,844	59	7,990	4,023	(228)	-
Operating revenue (expenses)
Selling expenses	(1,966)	(930)	(1,021)	-	(15)	-	(1,994)	-	(1,994)	-	-	-
General and administrative	(6,631)	-	-	-	-	(6,631)	(6,672)	-	-	-	-	(6,672)
Other operating revenue	(445)	-	-	-	-	(445)	43	-	-	-	-	43

Operating results	(6,311)	(930)	(36)	2,391	(660)	(7,076)	3,221	59	5,996	4,023	(228)	(6,629)

Net financial income
Financial income	8,161	1,942	2,522	-	-	3,697	4,270	70	2,682	-	-	1,518
Financial expenses	(5,493)	-	-	-	-	(5,493)	(12,260)	(801)	(11,145)	-	-	(314)
Profit/loss before taxation	(3,643)	1,012	2,486	2,391	(660)	(8,872)	(4,769)	(672)	(2,467)	4,023	(228)	(5,425)
Income tax and social contribution(i)	574	(344)	(845)	(813)	224	2,352	2,089	228	839	(1,368)	78	2,312
Net income (loss) for the period	(3,069)	668	1,641	1,578	(1,084)	(6,520)	(2,680)	(444)	(1,628)	2,655	(150)	(3,113)
	September 30, 2013						June 30, 2013
Total assets	759,215	397,507	11,854	41,470	1,800	306,584	770,830	472,838	112,974	47,930	-	137,088
Total liabilities	175,929	44,495	-	-	-	131,434	183,845	43,650	-	-	-	140,195

(i)              The income tax and social contribution of the real estate refer to the receipt for sale of farm and leases.

In the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 23.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

24. Revenues

	Company		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Sales of grains	11,399	18,863	14,948	20,146
Sales of sugarcane	25,632	20,701	25,632	20,701
Leasing	160	108	222	215
Other revenue	244	61	246	61
Gross operating revenue	37,435	39,733	41,048	41,123

Sales deductions
Taxes on sales	(1,587)	(1,897)	(1,804)	(2,119)
	(1,587)	(1,897)	(1,804)	(2,119)

Net sales revenue	35,848	37,836	39,244	39,004

For the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements (Note 24).

25. Expenses by nature

	Company				Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	6,238	-	304	6,542	6,418	-	304	6,722
Personnel expenses	1,062	-	3,488	4,550	1,124	-	3,538	4,662
Expenses with services provider	9,003	-	1,279	10,282	9,226	-	1,281	10,507
Leasing	3,005	-	-	3,005	-	-	-	-
Cost of agricultural products	13,858	-	-	13,858	17,750	-	-	17,750
Freight and storage	-	1,360	-	1,360	-	1,572	-	1,572
Allowance for doubtful accounts	-	422	-	422	-	422	-	422
Sale of farm - commission	-	-	-	-	-	-	-	-
Maintenance, travel expenses and other	3,222	-	723	3,945	3,034	-	1,549	4,583
At September 30, 2012	36,388	1,782	5,794	43,964	37,552	1,994	6,672	46,218
Depreciation and amortization	6,221	-	375	6,596	6,805	-	375	7,180
Personnel expenses	1,072	-	4,469	5,541	1,255	-	4,470	5,725
Expenses with services provider	9,421	-	715	10,136	10,464	-	860	11,324
Leasing	2,470	-	-	2,470	-	-	-	-
Cost of agricultural products	14,869	-	-	14,869	18,219	-	-	18,219
Freight and storage	-	360	-	360	-	465	-	465
Allowance for doubtful accounts	-	618	-	618	-	1,501	-	1,501
Sale of farm - commission	-	-	-	-	-	-	-	-
Maintenance, travel expenses and other	986	-	790	1,776	945	-	926	1,871

At September 30, 2013	35,039	978	6,349	42,366	37,688	1,966	6,631	46,285

For the period ended September 30, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements (Note 25).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

26. Management compensation

The expenses associated with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated
	September 30, 2013	September 30, 2012
Board of directors and executive board compensation	782	837
Bonus	481	445
Global compensation	1,263	1,282

Grant of shares	310	210

	1,573	1,492

The global compensation of R$ 9,500 for the year ending June 30, 2014 relating to the officers and the Company’s Board of Directors, was approved at the Annual General Meeting held on October 29, 2013.

Stock option plan - stock options

On August 11, 2010,  the Board of Directors approved the creation of the Stock Option Program authorizing the Company’s Board to grant stock options to the elected beneficiaries at that time. In the Program, the following were established; the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the Program. The Programs comprise 5 beneficiaries and the grant of 370,007 options at an exercise price of R$8.97 per share. These grants may be exercised in full from August 12, 2012 (vesting date), respectively through a period of 5 years from the granting date.

On September 04, 2012 the Board of Directors approved the third grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.25 per share. These stock options may be exercised in full from September 04, 2014 (vesting date), respectively through a period of 5 years from the granting date.

The stock options to be granted according to the Plan may grant rights on the number of shares which does not exceed, at any time, the maximum and cumulative amount of 2% of shares issued by the Company, respecting the minimum price of the average quotation of the Company’s shares at São Paulo Stock Exchange (BOVESPA) floor, weighted by the volume of trading during the last thirty floors prior to the option grant.

At September 30, 2013 there was no option exercisable or cancelled.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

26. Management compensation-Continued

The table below presents the information on the Program:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Exercise price (R$/share)	8,97	8,25	8,52
Quoted market price on grant date (R$/share)	9,60	7,69	8,50
Quoted market price at end of period	9,77	9,77	9,77
Free risk interest rate %	11,36	9,37	9,12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1,00	0,50	0,50
Volatility of shares in the market - %	67,48	41,62	40,50
Number of outstanding options	370,007	315,479	315,479
Number of options to be exercised	370,007	315,479	315,479
Estimated fair value (R$/share)	6,16	3,60	4,08

In the quarter ended September 30, 2013 the Company recognized the amount of R$310 (R$210 at September 30, 2012) recorded under administrative expenses.

27. Financial income and expenses

	Company		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Financial Income
Interest Income on financial investments	1,826	788	3,346	1,767
Interest on receivables	284	330	350	349
Foreign exchange variation	12	-	-	-
Gain on remeasurement of receivables from sale of farms	-	-	-	2,154
Realized profit from derivative transactions			1,393
Unrealized profit from derivative transactions	5,262	-	3,072	-
	7,384	1,118	8,161	4,270
Financial Expenses
Interest Income on financial investments	(168)	(95)	(171)	(156)
Interest on receivables	(1,500)	(2,141)	(4,213)	(2,492)
Monetary variation	-	(9)	(489)	(413)
Foreign exchange variation	-	-	(308)	(18)
Gain on remeasurement of receivables from sale of farms	(222)	-	(312)	-
Realized profit from derivative transactions	(567)	(620)	-	(279)
Unrealized profit from derivative transactions	-	(8,542)	-	(8,902)
	(2,457)	(11,407)	(5,493)	(12,260)

Financial income (expense)	4,927	(10,289)	2,668	(7,990)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

28.     Income tax and social contribution

	Company		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Loss before income tax and social contribution	(3,336)	(5,893)	(3,643)	(4,769)
Combined nominal rate of income tax and social contribution - %	34%	34%	34%	34%
	1,134	2,004	1,239	1,621
Equity pickup on investments
Management bonus	(337)	2,384	-	-
Net effect of subsidiaries taxed based on presumed profit (*)	(151)	(151)	(151)	(151)
Reversal of management bonus - 2011	-	-	(90)	1,642
Income before income tax and social contribution	-	(1,000)	-	(1,000)
Other	(379)	(24)	(424)	(23)

IRPJ and CSLL on the profit/loss for the year	267	3,213	574	2,089

Current – Provision (Reversal)	-	-	183	(1,101)
Deferred	267	3,213	391	3,190

	267	3,213	574	2,089
Effective rate	-8%	-55%	-8%	-44%

(*)  Some of our subsidiaries which have annual revenue below a certain threshold established in the tax regulations in Brazil have their income tax measured on the "presumed tax regime" whereby income tax is determined on a simplified basis to calculate the taxable income (32% for lease revenues, 8% for sale of farm and 100% for other earnings). This results effectively in taxing the taxable income of subsidiaries under the "presumed tax regime" at a lower rate.

29. Earnings (loss) per share

a)    Basic

Basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to shareholders of the company, by the weighted average number of common shares issued during the year.

	Consolidated
	September 30, 2013	September 30, 2012
Profit (loss) attributed to controlling shareholders	(3,069)	(2,680)
Weighted average number of common shares issued	58,422	58,422
Effect from dilution - shares	57	-
Weighted average number of common shares issued adjusted by the dilution effect	58,479	58,422
Basic earnings per share	(0.05)	(0.05)
Diluted earnings per share	(0.05)	(0.05)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

29. Earnings (loss) per share-Continued

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential diluted common shares. The company has two categories of potential diluted common shares: warrants and stock option.

Warrants issued by Brasilagro – For calculation of the diluted earnings per share it is assumed that the warrants (both of the first and second installment) were converted into common shares. A calculation is made to determine the number of shares which might have been acquired for the fair value with the amounts from the exercise price of the warrants. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the warrants. In the case of warrants of the  2nd. Installment, it is considered that the number of shares which might have been acquired with the amounts from the exercise price is equal to the number of shares liable of issuance in the exercise of the warrants, not resulting in any increase of shares for calculation of the diluted earnings per share.

Stock option plan- No adjustments are made to the net income (loss). A calculation is made to determine the number of shares which might have been acquired for the fair value with the amounts from the exercise price of the options. The amounts include exercise price to be paid and the compensation based on unrecognized shares. The number of shares calculated as described above is compared to the number of shares issued assuming the exercise of the options for purchase of shares.

On September 30, 2013, there were 1,000,965 outstanding stock options, related to the Stock Option Program 1, 2 and 3, and 25,600 warrants (Note 22.b). The Stock Option Program 1 and 2 had a diluter effect of 56,838 shares, the others had no dilution effect. On June 30, 2012, only the Stock Option Program 1 was anti dilutor.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

30. Provision for legal claims

The Company is involved in labor and environmental claims and is discussing these matters both at the administrative level and also in court for which judicial deposits were made, as applicable. The provision for probable losses arising from these lawsuits has been estimated and revaluated by management, supported by the opinion of the Company's external legal advisors. As of September 30, 2013 the Company maintained a provision of R$ 4,480 (R$4,802 on June 30, 2013) corresponding to lawsuits involving the risk of probable loss, as summarized below:

				Company				Consolidated
	Labor	Environmental	Tax	Total	Labor	Environmental	Fiscal	Total
At 30, 2013	506	2,396	1,813	4,715	593	2,396	1.813	4.802
Additions	119	-	337	456	119	-	337	456
Financial charges	10	-	10	20	12	-	10	22
Reversal/payments	(86)	-	(714)	(800)	(86)	-	(714)	(800)
At September 30, 2013	549	2,396	1,446	4,391	638	2,396	1.446	4.480

At September 30, 2013, the provision for environmental claims in the amount of R$2,396 relates to the challenge of IBAMA notice of violation of the protection rules in permanent preservation areas, had its classification of estimated risk changed from possible to probable, in view of decision, at first administrative level, which upheld notice served. Accordingly, the Company recorded provision for environmental claims.

In addition, the provisions recorded relating to the Company’s civil, tax and labor lawsuits, for which the expectation of loss is estimated as possible are as follows:

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Civil claims	3,168	3,158	6,573	6,552
Tax claims	9,637	12,871	9,637	12,871
Labor claims	856	333	856	665
	13,661	16,362	17,066	20,088

(i)    Civil lawsuits

On September 30, 2013, the amount of R$6,573 (R$6,552 at June 30, 2013) refers mainly to: (i) declaration of nullity of debt confession due to the purchase and sale of rice in the amount of R$1,015, (ii) Suspension of protest of promissory note provided as guarantee upon the debt confession arising from purchase and sale of rice in the amount of R$1,019, (iii) action of out of court instrument for legal fees set forth in Private Instrument of Rural Partnership, in the amount of R$ 128, (iv) indemnity for moral and property damages, in the amount of R$1,006 and (v) annulment of certification by INCRA of polygonal of Horizontina Farm Leste I, II and III, as well as the cancellation of its related real estate registers,

30. Provision for legal claims-continued

due to the alleged over position of Horizontina Farm Leste I, II and III to third party properties and difference of area above the limit permitted by legislation, in the amount of R$ 3,405.

(ii)   Tax lawsuits

At September 30, 2013, the amount of R$9,637 (R$12,871 at June 30, 2013) refers mainly to lawsuits related to (i) the appeal filed by Brasilagro against rejection of tax credits by the tax authorities, which challenge the decision-made that partially approved the credit on income tax losses carryforward for the fourth quarter of 2007 and consequently did not approve the Company offsets of the aforesaid credits for R$2,386; (ii) notice of tax claiming process  in regards of the collection of ICMS tax credit on products exported by the Company, in the amount of R$2,802; (iii) notice of tax claiming processrelated to the collection of fine related to August and September 2010 and February, March and April 2011, since the Company allegedly exported goods without the written-off of the Documents for Export Control - DCE's, in the amount of R$502; (iv) notice of tax claiming process in regards of the collection of tax credit arising from (i) undue credit of use and consumption materials; (ii) credit in excess upon the acquisition of diesel oil and agricultural inputs; (iii) credit on fixed assets for failure in writing up the CIAP book; (iv) Undue credit for lack of presentation of tax documents ; (v) undue credit for error in the transcription of LRE and LRAICMS; (vi) undue credit recorded in the field “other credits” of LRAICMS and (vii) calculation in less of debit for error in the LS transcription to LRAICMS, in the amount of R$897; (v) notice of tax claiming process in regards of the collection of fine related to the periods from 2008 to 2012, since the Company would not have allegedly issued Documents for Export Control - DCE's related to these periods, in the amount of R$2,325 and (vi) annulment of tax credit related to monthly estimates of IRPJ and CSLL in January 2012, in the amount of R$725.

On August 22, 2013 the nonconformity presented by the Company at June 30, 2013 aiming at the reform of  decisive order which did not recognize credit rights held by the Company and, as a consequence, the offsets declared were partially granted, opportunity in which the claimed credit was fully recognized and as a consequence, the offsets up to the limit of credit recognized, in the amount of R$10,423 were approved.

(iii)   Labor claims

On June 30, 2013, the balance of R$856 (R$ 665 at June 30, 2013) refers to labor claims filed by former employees and third parties, mainly claiming indemnity amounts and the recognition of employment relationships.

(iv)  Environmental Licenses

Environmental licensing is required for activities utilizing environmental resources that are considered potentially pollutant, or those that may in any way cause environmental

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

30. Provision for legal claims-Continued

degradation. Some Brazilian states require licenses for agricultural and animal-raising activities.

The environmental licensing procedure includes “prior,” “installation” and “operating” licenses. A “prior” license is granted during the preliminary phase of planning the enterprise or activity to authorize its location and concept and attesting to its environmental feasibility. An “installation” license authorizes the installation of an enterprise or activity in accordance with the specifications stated in approved plans, programs and projects. An “operating” license authorizes an activity or enterprise to operate after the conditions stated in the “prior” licenses are fulfilled and verified, with environmental protection measures and certain conditions for operations. This last license must be renewed at the end of its period of validity, which is determined by the competent environmental agency depending on the activity being developed.

The Company is in the process of obtaining licenses for two of its properties, Alto Taquari and Nova Buriti farms, and the Management is unable to estimate the amount of time that it will take to obtain such licenses.

The Partnership I farm is divided in two areas located in different jurisdictions—São Francisco and Regalito. For the area located in São Francisco, the Company have obtained the environmental license, which is being renewed, and the Company´s Management unable to estimate the amount of time that it will take to obtain such renewal. For the area located in Regalito, the Company is in the process of obtaining the relevant license and at this point are unable to estimate the amount of time that it will take to do so.

31. Commitments

Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non delivery on the committed volumes.

On September 30, 2013 there were commitments signed for 21,975 bags of soybean.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31. Commitments-Continued

Corn is sold as powder and the price determined in reais upon the sale. On September 30, 2013, there were commitments entered into for delivery of 4,275 bags of corn.

 Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

In March 2008, the Company is a party of two contracts for the exclusive supply to ETH Bioenergia of the entirety of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties. One of the contracts refers to our cultivation from an area of approximately 5,718 hectares at our Araucária farm and the second to approximately 3,669 hectares at our Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case.

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or (CONSECANA), for the year ended September 30, 2013, sales of our sugarcane production to ETH Bioenergia were R$24.9 million, representing 65% of our total revenue. The purpose of contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of our sugarcane production over the long term.

	Consolidated
	September 30, 2013	September 30, 2012
Exclusive supply of sugarcane to ETH	25,632	20,701

According to the contract executed between the Company and ETH Bioenergia in 2008, related to the exclusive supply of sugarcane, the table above states the amounts corresponding to 369,309 tons of sugarcane delivered up to September 30, 2013 and 453,550 tons of sugarcane delivered up to September 30, 2012. The price per ton of sugarcane delivered was calculated based on the Total Recoverable Sugar (ATR) assessed on sales dates. The future estimated quantity  of sugarcane to be delivered is difficult to determine due to the fluctuations and variability in market value and harvest productivity.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

September 30, 2013

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31. Commitments-Continued

c)    Lease contract

	Consolidated
	September 30, 2013	June 30, 2013
Lease contract	603	1,166

On July 13, 2011 and September 15, 2011 the Company entered into two agreements to lease farms (Partnership I) located both in the municipality of Jaborandi, in the state of Bahia. The areas are expected to be used for planting of soybean, corn, cotton and similar crops, as well as to plant other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) a preference right with respect to lease renewal, as well as a (b) preference right for the purchase of the farms.

The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operating lease. The balance in the amount of R$525 related to June 30, 2013 was paid in July 2013.

The total lease agreements to be paid in the long term according to these contracts, corresponds to 119,090 bags of soybean, of which R$2,107 in up to one year and R$5,083 from one to five years.

32.     Related party transactions

The primary related party transactions which affect the balance sheet and income statement arise from transactions between the Company and its subsidiaries. Management believes that these transactions were carried out in accordance with the usual market terms and conditions applicable to these types of transactions, as follows:

	Company		Consolidated
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Current assets
Accounts receivable- rentals and sharing (a)	46	43	-	-
Capital decrease (b)	-	5,800	-	-
Dividends receivable (c)	584	635	-	-
Sale of PPE- Cremaq (d)	-	4,753	-	-
Opening of area- Hoizontina (e)	2,109	2,152	-	-
Cresud (f)	588	347	588	347
Environmental investments (g)	7	111	-	-
Other	-	23	-	-
	3,334	13,864	588	347
Current liabilities - trade accounts payable

Leasing payable (h)	11,789	10,891	-	-
Cresud (f)	186	183	186	183
Other	-	393	-	-
	11,975	11,467	186	183

	Company		Consolidated
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Income statement
Lease
Imobiliária Cremaq (h)	392	(394)	-	-
Imobiliária Araucária (h)	(618)	(1,570)	-	-
Imobiliária Cajueiro (h)	(537)	(1,061)	-	-
Imobiliária Mogno (h)	(377)	(668)	-	-
Imobiliária Ceibo (h)	-	(104)	-	-
	(1,140)	(3,797)	-	-
Sharing
Jaborandi Ltda (a)	56	56	-	-
Jaborandi S/A (a)	9	9	-	-
Imobiliária Cremaq (a)	9	9	-	-
Imobiliária Engenho (a)	9	9	-	-
Imobiliária Araucária (a)	9	9	-	-
Imobiliária Mogno (a)	9	9	-	-
Imobiliária Cajueiro (a)	9	9	-	-
Imobiliária Ceibo (a)	9	9	-	-
Imobiliária Flamboyant (a)	9	9	-	-
	128	128	-	-

Cresud (f)	(3)	-	(3)	-
	(1.015)	(3.669)	(3)	-

(a)     Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estates and Jaborandi Ltda. and charges for those services;

(b)   Dividends receivable in the amount of R$5,800 from imobiliária Engenho; received in September 2013

(c)   Dividends receivable from imobiliária Jaborandi S.A. in the amount of R$635;

(d) Sale of PPE related to the sale of Cremaq farm. The real estate reimbursed Brasilagro in September 2013 related to the investments amount made in fixed assets in the farm before the end of the leasing contract;

       (e)Opening of area related to the sale of Horizontina farm. In the sales contract Brasilagro was responsible for the opening of 1,300 hectares until the delivery of the farm, and shall be reimbursed by real estate Ceibo.

(f)Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system (Cresud);

(g)Amount related to environmental investment in: Araucária, Chaparral and Preferência farms; and

(h)   Leases - The real estates have leasing contracts with the Company based on prices measured in the quoted price of soybean;

33. Insurance

The Company and its subsidiaries maintains civil liability insurance policy to cover farms, vehicles, life insurance and personal accident for employees and directors, as well as insurance for Directors and Officers liability insurance. The coverage amount is considered sufficient by management to cover adventitious risks and liabilities over its assets and/or responsibilities. The Company has assessed the risk of farm buildings and facilities owned by the Group, as well as its inventory and biological assets, and has concluded that there was no need for other types of insurance due to low chances of occurrence.

Below is the table of the liabilities covered by insurance and the related amounts at September 30, 2013:

Insurance type	Coverage thousands - R$

Vehicles	1,805
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	5,829
Fire and damages in improvements	1,540

Given their nature, the assumptions adopted are not part of the audit of the quarterly information. As a consequence, they have not been audited by our independent auditors.

34.     Subsequent events

The distribution of dividends for the year ended June 30, 2013 was approved at the Annual General Meeting of October 29, 2013 in the amount of R$ 5,883, or R$ 0.101 per share.

As regards the notice of environmental violation  and embargo drafted by IBAMA due to the alleged degradation of area of permanent preservation at São Pedro Farm, whereas the defense presented was considered to be groundless, the Company filed before the Federal Court of Goiás, an annulment action against said administrative acts, with request for injunctive relief to (i) suspend the enforceability of the fine applied became enforceable after final unfavorable decision to the Company at administrative level and (ii) determine the effects of the embargo. On October 15, 2013, the Company judicially deposited  R$ 3,056 corresponding to the amount of the fine applied, and on November 04, 2013, the judge responsible for the lawsuit has partially granted the request for injunctive relief to (1) declare suspended the enforceability of the fine  and (ii) maintain the embargo effects on the area of the São Pedro farm, subject matter  of the notice of violation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 25, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer